EXHIBIT 1

N E W S   R E L E A S E

TALISMAN ENERGY TO SELL NON-CORE ASSETS IN NORTH AMERICA

CALGARY, Alberta – October 16, 2006 –Talisman Energy Inc. is initiating a process to sell select properties in North America.  This program is part of the previously announced plan to surface value for the Company’s non-core assets. The Company has retained Tristone Capital Inc. to initiate a competitive auction process.

These predominantly non-operated assets are currently producing approximately 17,000 boe/d (60% natural gas, 40% oil and liquids). The properties are grouped into five areas: Greater Lloydminster, Central Alberta, Pembina/Brazeau, Wapiti/North Deep Basin and Cranberry/Chinchaga. Talisman anticipates the sales program will be completed early in the second quarter of 2007.

The sale of these assets is part of Talisman’s broad review of its non-core assets world-wide, some of which it believes may not be fully reflected in the Company’s share price. The Company intends to use any cash proceeds from these asset sales to repurchase Talisman shares.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information on the process, please contact:

Ian van Staalduinen, P. Eng

Principal, Acquisitions and Divestitures

Tristone Capital

Phone: 403-303-8660

Fax: 403-294-9543

E-mail: ianvan@tristonecapital.com

For further information on Talisman Energy, please contact:

David Mann

Christopher J. LeGallais

Senior Manager, Corporate & Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196

Phone:

403-237-1957

Fax:  403-237-1210

Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

tlm@talisman-energy.com

31-06

EXHIBIT 1

Advisories

The completion of contemplated asset dispositions discussed in this news release is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

In this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

In this news release, Talisman makes reference to production volumes (net to Talisman).  This production capacity is stated on a gross basis, which means it is stated prior to the deduction of royalties.  In the US  net production volumes are reported after the deduction of these amounts.